EATON & VAN WINKLE LLP

3 Park Avenue

New York, NY 10016

Vincent J. McGill

Direct Dial: (212) 561-3604

Partner

July 23 , 2015

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re: Bison Petroleum, Corp.

File No. 000-54574

Preliminary Schedule 14C Information Statement

Ladies and Gentlemen:

On behalf of our client, Bison Petroleum, Corp., a Nevada corporation (the “Company”), we have filed a Preliminary Schedule 14C Information Statement concerning certain amendments to the Company’s Articles of Incorporation changing its corporate name and its capital stock, including a 1-for-100 reverse stock split.

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.

Very truly yours,

/s/ Vincent J. McGill

Vincent J. McGill